United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2003

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Press Release dated April 25th, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: April 25, 2003

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, April 25, 2003	New York Stock Exchange: MSK Bolsa Mexicana de Valores: MASECAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION FOR THE FOURTH QUARTER 2002 AUDITED
(PESO AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF DECEMBER 31, 2002)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

During 4Q02, GIMSA's sales volume remained flat compared to 4Q01, despite the fact that 4Q02 marks the company's third consecutive quarterly increase in sales volume. GIMSA's commercial strategy designed to increase current customers' usage of corn flour, implemented in 2Q02, has begun to show results in terms of increased sales volumes. The company expects this trend to continue during 2003 and to result in sales volume growth versus 2002.

RESULTS OF OPERATIONS

 4Q02 vs. 4Q01

Net Sales
Sales volume was flat as a result of a combination of the following factors:

  A 1% increase in one-kilogram consumer retail package sales due to improved negotiations with DICONSA (the Mexican government's social welfare and distribution program), since now GIMSA is able to negotiate more directly with DICONSA employees in charge of purchasing.

  A 1% decline in bulk sales resulting from GIMSA's ongoing effort to retain only those customers with low-risk credit profiles. The company is continuing to (1) focus on improving sales to these customers, and (2) provide incentives for those customers to increase the percentage of corn flour that they use in their raw material mix.

As corn flour prices were similar to those in effect during 4Q01, net sales were flat.

Cost of Sales
Cost of sales increased 4% in absolute terms and, as a percentage of net sales, increased to 68.9% from 66.3%. The increase resulted from

   Higher expenses associated with corn procurement due to (1) insufficient corn supplies in certain regions during 4Q02, and (2) the extraordinary governmental support GIMSA received in 4Q01 for transportation and warehousing of corn to compensate for lack of import permits,
  Higher corn costs due to the international upward trend in corn prices, which was also reflected in the Mexican corn crops,
   Increased electricity costs, and
   To a lesser extent, higher depreciation, especially for dollar-denominated assets, due to a higher exchange rate.

Gross profit
Gross profit was 8% lower due to the aforementioned increase in costs. Gross margin declined to 31.1% from 33.7%.

Selling, General, and Administrative Expenses (SG&A)
SG&A decreased 4% in absolute terms and, as a percentage of net sales, improved to 11.4% from 13.3% due to decreased advertising expenses (advertising expenses were higher in 4Q01 due to GIMSA's nationwide ad campaign for its MASECA brand corn flour, launched in July 2001). The decrease in SG&A was partially offset by higher selling and marketing expenses in connection with GIMSA's new commercial strategy to facilitate a resumption in volume growth, which was implemented during 2Q02.

Operating Income
Due to the aforementioned factors, operating income declined 14%, and operating margin decreased to 11.4% from 13.3%.

Net Comprehensive Financing Cost

Items	4Q02	4Q01	Change	Comments
Interest expense	2	7	(5)	Lower interest rates and lower debt
Interest income	(27)	(20)	(6)	Higher outstanding cash balances
Foreign exchange loss (gain)	3	0	3	Peso devaluation in 4Q02
Monetary position loss (gain)	28	13	15	Higher net monetary asset position due mainly to higher cash balances
Total	7	0	7

 Taxes and Employees' Profit Sharing
Provisions for income taxes and employees' profit sharing were 21% higher due to an increase in deferred taxes resulting from a change in the Mexican tax law, effective June 1, 2002, pursuant to which corporations no longer have the option to deduct either purchases or inventory consumption, as was the case under the previous law, but are now allowed to deduct only purchases.

Majority Net Income
Majority net income was 51% lower, resulting primarily from the aforementioned higher cost of sales and increase in taxes, and from a higher net monetary loss. Majority net income as a percentage of net sales decreased to 4.1% from 8.3%.

FINANCIAL POSITION
December 2002 vs. September 2002

On December 31, 2002, total assets were Ps 7,024 million, 4% higher than as of September 30, 2002, due to higher corn inventories following the seasonal procurement during the Mexican winter crop.

Total liabilities on December 31, 2002, were Ps 1,481 million, 22% higher, due to higher trade accounts payable in connection with the build-up of corn inventories during the winter crop season.

Stockholders' equity on December 31, 2002, was Ps 5,543 million, representing a 1% increase.

FINANCIAL RATIO

Operational Ratios

	4Q02	3Q02	4Q01
Accounts receivable outstanding (days to sales)	54	53	54
Inventory turnover (days to cost of sales)	109	79	100
Net working capital turnover (days to sales)	121	109	112
Asset turnover (total assets to sales)	1.5	1.4	1.4

Profitability Ratios

	4Q02%	3Q02%	4Q01%
ROA	5.6	6.3	5.6
ROE	7.0	7.8	7.0
ROIC	5.1	5.4	5.5

CONFERENCE CALL
The company will hold a conference call to discuss 4Q02 results on February 26, 2003, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). From the U.S. or Canada please call (800) 915-4836; international or local callers dial (973) 317-5319. The conference call will also be web-cast live via the GRUMA corporate web site, www.gruma.com. For the conference call replay, please call (800) 428-6051 or (973) 709-2089 and enter passcode 286225. Please visit the Investor Relations page of GRUMA's web site for further details. The audio web-cast will be archived on the site.

Founded in 1949, GIMSA, S.A. de C.V., is the largest producer of corn flour in Mexico. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products. In 2002, the company's market share was approximately 73% within the corn flour industry.

ACCOUNTING PROCEDURES
All figures have been restated in Mexican pesos of constant purchasing power as of December 31, 2002, and were prepared in accordance with Mexican Generally Accepted Accounting Principles, commonly referred to as ''Mexican GAAP.'' The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or if underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF DECEMBER 31, 2002)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q02**	4Q01	VAR (%)	3Q02	VAR (%)	**2002**	2001	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**356**	357	(0)	347	2	**1,386**	1,436	(4)
RETAIL	**53**	53	1	53	0	**206**	219	(6)
BULK	**303**	304	(1)	294	3	**1,179**	1,217	(3)
NET SALES	**1,204**	1,209	(0)	1,190	1	**4,763**	4,947	(4)
GROSS PROFIT	**374**	408	(8)	354	6	**1,411**	1,490	(5)
GROSS MARGIN (%)	**31.1%**	33.7%		29.7%		**29.6%**	30.1%	
OPERATING INCOME	**138**	161	(14)	126	9	**507**	558	(9)
OPERATING MARGIN (%)	**11.4%**	13.3%		10.6%		**10.7%**	11.3%	
COMPREHENSIVE FINANCING COST (INCOME)	**7**	0		6		**27**	(23)	
INTEREST EXPENSE	**2**	7		2		**13**	23	
INTEREST INCOME	**(27)**	(20)		(16)		**(74)**	(105)	
FOREIGN EXCHANGE LOSS (GAIN)	**3**	(0)		(0)		**5**	1	
MONETARY POSITION LOSS (GAIN)	**28**	13		21		**83**	58	
OTHER (INCOME) EXPENSE	**5**	6		(3)		**7**	20	
TAXES AND EMPLOYEES' PROFIT SHARING	**65**	54	21	39	65	**92**	180	(49)
NET INCOME	**61**	101	(39)	84	(27)	**382**	381	0
MAJORITY NET INCOME	**49**	100	(51)	81	(39)	**363**	373	(3)
EARNINGS PER SHARE[1]	**0.05**	0.11	(51)	0.09	(39)	**0.40**	0.41	(3)
EARNINGS PER ADR (US$)[2]	**0.08**	0.16	(51)	0.13	(39)	**0.57**	0.58	(3)
DEPRECIATION AND AMORTIZATION	**64**	56		64		**258**	261	
EBITDA[3]	**202**	217	(7)	190	6	**766**	820	(7)
CAPITAL EXPENDITURES	**(3)**	10		(0)		**30**	52	

BALANCE SHEET SUMMARY	**Dec-02**	Dec-01	VAR (%)	Sep-02	VAR (%)	**Dec-02**	Dec-01	VAR (%)
CASH AND CASH EQUIVALENTS	**57**	128	(56)	145	(61)	**57**	128	(56)
TRADE ACCOUNTS RECEIVABLE	**727**	729	(0)	699	4	**727**	729	(0)
OTHER ACCOUNTS RECEIVABLE	**939**	443	112	812	16	**939**	443	112
INVENTORIES	**1,005**	895	12	731	37	**1,005**	895	12
CURRENT ASSETS	**2,731**	2,210	24	2,395	14	**2,731**	2,210	24
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,937**	4,145	(5)	3,953	(0)	**3,937**	4,145	(5)
TOTAL ASSETS	**7,024**	6,747	4	6,723	4	**7,024**	6,747	4
SHORT-TERM DEBT	**0**	0	0	0	0	**0**	0	0
CURRENT LIABILITIES	**453**	351	29	280	62	**453**	351	29
LONG-TERM DEBT	**0**	0	0	0	0	**0**	0	0
TOTAL LIABILITIES	**1,481**	1,398	6	1,216	22	**1,481**	1,398	6
STOCKHOLDERS' EQUITY	**5,543**	5,349	4	5,506	1	**5,543**	5,349	4
MAJORITY STOCKHOLDERS' EQUITY	**5,218**	5,035	4	5,195	0	**5,218**	5,035	4
CURRENT ASSETS/CURRENT LIABILITIES	**6.03**	6.29		8.56		**6.03**	6.29	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.27**	0.26		0.22		**0.27**	0.26	
BOOK VALUE PER SHARE[1]	**5.68**	5.48		5.66		**5.68**	5.48	

[1] Based on 918,405,000 shares outstanding as of December 2002, December 2001, and September 2002.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps 10.44 per dollar as of December 31, 2002.

[3] EBITDA = Operating income + Depreciation and amortization

CREDITS BREAKDOWN
(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN NATIONAL ENTITIES						AMORTIZATION OF CREDITS IN FOREIGN ENTITIES					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
SUPPLIERS			93,068	-	-	166,389	-	-	-	-	-	-	-	-	-	-
OTHERS			-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**93,068**	**0**	**0**	**166,389**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			181,589	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**181,589**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**274,657**	**0**	**0**	**166,389**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT
DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION		NET SALES		MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR	1,391,519	3,351,812	1,385,530	4,762,719	73	MASECA	SUPER MARKET
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
TOTAL		3,351,812		4,762,719			

FOREIGN SELL

MAIN PRODUCT	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
-	-	-	-	-	-
-	-	-	-	-	-
NO APPLICABLE	-	-			
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		-			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S